UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Macquarie Global Infrastructure Total Return Fund Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

55608D101

(CUSIP Number of Common Stock)

Macquarie Capital Investment Management LLC

125 West 55th Street

New York, New York 10019

212-231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$71,761,959	$9,788

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 3,463,415 shares of common stock, par value $0.001 per share, at a tender offer price equal to 95% of the net asset value per share (“NAV”), assuming a NAV per share of $21.81, which was the NAV on October 17, 2012.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction, based on a tender offer price equal to 95% of NAV, assuming a NAV per share of $21.81, which was the NAV on October 17, 2012.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland (“MGU” or the “Fund”), to purchase up to 3,463,415 of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 95% of the net asset value (“NAV”) per share, determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the shares are traded, on the business day immediately following the day the offer expires (the “Pricing Date”), to the seller in cash, less any applicable withholding taxes and without interest. The Fund’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated October 18, 2012 and in the related letter of transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the offer to purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland. The address of its principal executive office is 125 West 55th Street, New York, New York 10019 and its telephone number is (800) 910-1434. The information set forth in Section 9 (“Information About the Fund”) of the offer to purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the offer to purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section captioned “Introduction” in the offer to purchase is incorporated herein by reference. Section 7 (“Price Range of Shares”) of the offer to purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person is Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland. The address of its principal executive office is 125 West 55th Street, New York, New York 10019 and its telephone number is (800) 910-1434. The information set forth in Section 9 (“Information About the Fund”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares; Material Arrangements”) in the offer to purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the offer to purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”),

Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares; Material Arrangements”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the offer to purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the offer to purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares; Material Arrangements”) in the offer to purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares; Material Arrangements”) of the offer to purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the offer to purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the offer to purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the offer to purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) of the offer to purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in Section 8 (“Source and Amount of Funds”) of the offer to purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 6 (“Conditions of the Offer”) and Section 8 (“Source and Amount of Funds”) of the offer to purchase is incorporated herein by reference.

(d) Borrowed Funds: Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares; Material Arrangements”) of the offer to purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares; Material Arrangements”) of the offer to purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the offer to purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Financial Information: The information set forth in Section 10 (“Selected Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”), Section 9 (“Information About the Fund”), Section 10 (“Selected Financial Information”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares; Material Arrangements”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the offer to purchase is incorporated herein by reference.

(c) Other Material Information: The information in the offer to purchase and the related letter of transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated October 18, 2012.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Stockholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated October 18, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 18, 2012	MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

	By:	/s/ Brad Frishberg
	Name:	Brad Frishberg
	Title:	Director, Chief Executive Officer and President